August 9, 2019

Jeffer Peck
Chief Executive Officer
The Peck Company Holdings, Inc.
4050 Williston Road, #511
South Burlington, Vermont 05403

       Re: The Peck Company Holdings, inc.
           Registration Statement on Form S-3
           Filed August 3, 2019
           File No. 333-233107

Dear Mr. Peck:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Danilo Castelli at (202)551-6521 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    David E. Danovitch